                                                              File No. 070-10128

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM U-1/A

                         POST-EFFECTIVE AMENDMENT NO. 10
                                       TO
                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

             (Name of companies filing this statement and address of
                          principal executive offices)

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

 (Name of top registered holding company parent of each applicant or declarant)

                                 Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451


                 The Commission is also requested to send copies
            of any communications in connection with this matter to:


James R. Doty, Esq.                            Margo S. Scholin, Esq.
Joanne C. Rutkowski, Esq.                      Baker Botts L.L.P.
Baker Botts L.L.P.                             3000 One Shell Plaza
The Warner                                     Houston, Texas 77002-4995
1299 Pennsylvania Avenue, N.W.                 (713) 229-1234
Washington, D.C. 20004-2400
(202) 639-7700

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

                  From time to time, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. You can generally identify our forward-looking statements by the words "contemplate," "may," "propose," "should," "will," "would" or other similar words.

                  We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

                  Some of the factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements are discussed under "Risk Factors" in Item 1 of Part I of the Annual Report of CenterPoint on Form 10-K for the fiscal year ended December 31, 2003.

                  The reader should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.


                                       1
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                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
ITEM 1.   DESCRIPTION OF POSSIBLE TRANSACTION.................................1
          A.  REQUESTED AUTHORIZATION.........................................1
          B.  BACKGROUND......................................................1
ITEM 2.   FEES, COMMISSIONS AND EXPENSES......................................8
ITEM 3.   APPLICABLE STATUTORY PROVISIONS.....................................8
          A.  APPLICABLE PROVISIONS...........................................8
          B.  RULE 54 ANALYSIS................................................8
ITEM 4.   REGULATORY APPROVAL.................................................8
ITEM 5.   PROCEDURE...........................................................8
ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS...................................9
          A.  EXHIBITS........................................................9
          B.  FINANCIAL STATEMENTS............................................9
ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.............................9

ITEM 1. DESCRIPTION OF POSSIBLE TRANSACTION

A. REQUESTED AUTHORIZATION

                  CenterPoint Energy, Inc. ("CenterPoint" or the "Applicant") hereby files this Post-Effective Amendment No. 10, asking the Commission to release jurisdiction over certain authority that was reserved under the order dated June 30, 2003 (HCAR No. 27692 (the "Omnibus Financing Order")). In the Omnibus Financing Order, the Commission reserved jurisdiction over a request by CenterPoint to declare and pay dividends out of capital or unearned surplus in an amount up to $500 million through June 30, 2005 (the "Authorization Period"). CenterPoint is seeking a release of that jurisdiction to the extent necessary to allow it to continue to declare and pay a quarterly dividend of $0.10 per share through the third quarter of 2004, or approximately $31 million per quarter. CenterPoint would rely on the requested authority only in the event that current earnings were insufficient to pay the dividend solely as a result of events related to implementation of the restructuring plan approved under the Texas restructuring law and related sale or monetization of Applicant's interest in Texas Genco Holdings, Inc. ("Texas Genco"). As explained more fully herein, the need for such authority could arise as a result of the monetization of Applicant's interests in Texas Genco or in connection with the "stranded cost" determination by the Public Utility Commission of Texas (the "Texas Utility Commission"), and adjustments to CenterPoint's debt structure as a result of these events.

                  In its order dated July 5, 2002 (HCAR No. 27548) the Commission considered at length the circumstances that give rise to the instant request. See also Conectiv, Holding Co. Act Release No. 27079 (Sept. 27, 1999) (granting dividend authority necessitated by the writedown of certain assets in the context of state-mandated restructuring). The requested authority would be subject to the terms and conditions set forth in the Omnibus Financing Order. In addition, CenterPoint would not rely on the requested authority if it appeared that the payment of dividends would cause the holding company to fail to achieve a minimum of 30% consolidated equity capitalization by the end of 2006. The Applicant asks the Commission to reserve jurisdiction over the remainder of the requested additional authority, pending completion of the record.

B. BACKGROUND

1. Existing Authority

                  CenterPoint's request to declare and pay dividends out of capital or unearned surplus in an amount up to $500 million through the Authorization Period is necessitated by the accounting consequences of the September 2002 distribution to shareholders (the "Distribution") of its remaining interest in Reliant Resources, Inc. ("Reliant Resources").(1) Because of the precipitous decline in the market value of the Reliant Resources stock prior to the Distribution, CenterPoint was required to record a non-cash loss on the disposal of discontinued operations of

----------

    (1) On April 26, 2004, Reliant Resources changed its corporate name to Reliant Energy, Inc. For ease of reference, we will continue to refer to the company as Reliant Resources herein.

$4.3 billion, which represented the excess of the carrying value of CenterPoint's net investment in Reliant Resources over the market value of Reliant Resources stock at the time of the Distribution.(2) The impairment adjustment resulted in negative retained earnings for CenterPoint.(3)

                  In its Initial Order, the Commission noted that the negative retained earnings resulted "solely as a result of the accounting treatment for the Electric Restructuring," and so granted CenterPoint sufficient authority (up to $200 million) to declare and pay its then-current dividend through June 30, 2003.

                  In connection with the Omnibus Financing Order, CenterPoint stated its intention to declare and pay dividends out of current earnings but requested that the Commission reserve jurisdiction over a request to declare and pay dividends out of capital or unearned surplus in an amount of up to $500 million through the Authorization Period. Currently, it is paying a quarterly cash dividend of $0.10 per share on the approximately 306 million shares of CenterPoint common stock outstanding, or approximately $31 million per quarter.(4)

2. Texas Restructuring

                  During 2004 and, possibly, early 2005, CenterPoint expects to complete additional steps in a process that began when Texas adopted legislation designed to deregulate and restructure the electric utility industry in the state. As discussed in previous applications,

----------

    (2) To account for the Distribution, CenterPoint reduced its retained earnings to reflect the impairment in the value of its investment in Reliant Resources (i.e., the difference between book and market value of the stock) and then reduced its additional paid-in capital by the net book value of its investment (following the adjustment) in Reliant Resources. The impairment adjustment was made in accordance with Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions," and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

    (3) As of December 31, 2002, CenterPoint had a negative retained earnings balance of approximately $1.1 billion and positive additional paid-in capital of $3.1 billion. As a result of earnings at CenterPoint since its restructuring and divestiture of its unregulated operations, that deficit had been reduced to $700 million at December 31, 2003, but the balance is expected to remain negative for some years. Additional paid in capital at December 31, 2003 was approximately $2.9 billion. While the balance in its retained earnings account is still negative, it is important to understand that the deficit in retained earnings is not representative of the ongoing ability of CenterPoint to fund its dividends from earnings generated since that Distribution. Indeed, if accounting principles had permitted the charge associated with the distribution of Reliant Resources to be taken fully against additional paid-in capital, instead of extinguishing retained earnings, CenterPoint would have had a retained earnings balance of $2.1 billion at September 30, 2003.

    (4) The current dividend level is the maximum permitted under CenterPoint's existing credit facility.

that legislation (the "Texas Electric Restructuring Law") required integrated electric utilities like CenterPoint's predecessor, Reliant Energy, Incorporated ("REI") to separate their generating, transmission and distribution and retail sales functions pursuant to plans approved by the Texas Utility Commission.

                  The separation plan approved for REI provided for the complete separation of (i) REI's transmission and distribution functions and its other regulated operations (including its gas distribution and pipeline businesses) from (ii) the unregulated retail electric business and other unregulated businesses of REI, such as its trading, marketing and competitive generation businesses. That separation was accomplished in the fall of 2002 when, after a restructuring in which it became the parent entity, CenterPoint distributed to its shareholders its remaining ownership interest in its subsidiary, Reliant Resources. In order to facilitate compliance with the Texas Electric Restructuring Law, CenterPoint retained ownership of the newly deregulated Texas generating assets (which were placed in Texas Genco at the time of CenterPoint's formation) pending determination of stranded costs by the Texas Utility Commission under the law.(5)

                  The Texas Electric Restructuring Law contains provisions that allow the utility to recover the amount by which the market value of its generating assets, as determined by the Texas Utility Commission under a formula prescribed in the law, is below its regulatory book value for those assets as of the end of 2001. It also allows the utility to recover certain other transition costs, such as a final fuel reconciliation balance, regulatory assets and an amount (called "ECOM") designed to true-up the difference between the Texas Utility Commission's projected market prices for generation during 2002 and 2003 and the actual market prices for generation as determined in the state-mandated capacity auctions during that period. Those amounts, and certain other adjustments, are to be determined by the Texas Utility Commission in a proceeding that began for CenterPoint on March 31, 2004.(6) After the Texas Utility Commission determines the amount of stranded costs that the utility may recover, CenterPoint

----------

    (5) The assets and Texas Genco, LP are owned by Texas Genco Holdings, Inc. ("Texas Genco"). Pursuant to the Texas Electric Restructuring Law, 19% of the common stock of Texas Genco has been distributed to CenterPoint's shareholders and currently is traded on the New York Stock Exchange. In the proceeding to establish the stranded costs that CenterPoint may recover, the Texas Utility Commission will use the trading value of that stock during a period it selects as the measure of the market value of Texas Genco. On October 21, 2003, the Federal Energy Regulatory Commission certified Texas Genco, LP as an Exempt Wholesale Generator under the Act.

    (6) In accordance with the Texas Utility Commission's rules, CenterPoint filed its application on March 31, 2004 and the Texas Utility Commission is scheduled to begin hearing the case on June 21, 2004. Under S.B. 7, the Texas Utility Commission is required to reach a decision within 150 days after the filing, which would be August 28, 2004. As with any contested matter, it is possible that the parties will reach a negotiated settlement at any time, even prior to the June 21, 2004. Thus while CenterPoint cannot predict with any certainty the specific time it would require the relief being requested herein, it is highly probable that such an order or settlement will occur in the second or third quarters of 2004.

Energy Houston Electric, LLC (the "T&D Utility") is allowed to recover those stranded costs through an addition to its transmission and distribution rates and through the issuance of securitization or "transition" bonds. Those securitization bonds would be issued through a special purpose entity that would be a subsidiary of the T&D utility, but they would be non-recourse to the utility. CenterPoint contemplates that it should obtain authority from the Texas Utility Commission to issue these securitization bonds toward the end of 2004 and should be in a position to issue those bonds by early 2005.(7)

         3. Request for Release of Jurisdiction

                  CenterPoint requests the Commission to release jurisdiction over the reserved dividend authority to permit it to continue to declare and pay its existing dividend (approximately $31 million per quarter) for the second and third quarters of 2004. It is important to understand that the requested authority is intended solely to protect CenterPoint's dividend stream from the accounting and other consequences of certain events that are expected to occur in 2004 or early 2005 as it completes its restructuring plan. Two events are anticipated to occur in 2004 or, possibly, early 2005: the monetization of Texas Genco and the final reconciliation of stranded costs by the Texas Utility Commission. Both events are expected to result in substantial cash proceeds to CenterPoint, which CenterPoint has committed to use to repay its indebtedness.

                  The need for dividend authority could arise as a result of the accounting treatment associated with these transactions. Under generally accepted accounting principles ("GAAP"), at the time CenterPoint determines that it is probable it will dispose of its interest in Texas Genco within twelve months, it must adjust its investment account to reflect the net realizable value for the asset.(8) If the net realizable value is less than the carrying amount, CenterPoint would be required to reduce its investment account accordingly and recognize an expense in the amount of the reduction. Any charge would reduce earnings for the quarter when the adjustments are made. If the charges associated with the sale of Texas Genco reduce current earnings for that quarter below approximately $31 million per quarter, CenterPoint will be unable to pay dividends for that quarter absent the relief requested in this filing.

----------

    (7) In the Omnibus Financing Order, the Commission reserved jurisdiction over a request by CenterPoint to form and capitalize one or more special-purpose subsidiaries of the T&D Utility to issue securitization bonds to monetize and recover the balance of stranded costs related to previously owned electric generation assets and other qualified costs as may be determined in proceedings before the Texas Utility Commission and, as may be required, for authority for such subsidiaries to transfer the proceeds to the T&D Utility, Utility Holding, LLC and CenterPoint.

    (8) CenterPoint had expected to monetize its remaining interest in Texas Genco through a sale to Reliant Resources pursuant to an option held by Reliant Resources, but Reliant Resources declined to exercise that option in January 2004. Currently, CenterPoint is pursuing a sale of its remaining interest through a bidding process. Depending on the results of that effort, CenterPoint may pursue other monetization alternatives.

                  Similarly, the stranded cost determination proceeding could result in a charge that would affect CenterPoint's earnings in a given quarter. In accordance with the Texas Electric Restructuring Law, CenterPoint is seeking recovery of approximately $3.8 billion of costs in a true-up proceeding before the Texas Utility Commission. Determination of the amounts actually recovered will be made in a contested proceeding in which it is expected that various parties will challenge CenterPoint's claims. An ultimate determination (or even a settlement) at levels less than amounts recorded on CenterPoint's books could lead to a charge that would affect the level of current earnings available for payment of CenterPoint's dividend.(9)

                  Although CenterPoint cannot predict at this time that these events will impact its ability to pay dividends from current earnings, maintaining a predictable dividend stream is an important indicator of the financial health and prospects for a regulated business like CenterPoint. Thus it is important that the dividend stream not be unnecessarily subject to disruption or uncertainty from the events that represent the culmination of the deregulation process that Texas has implemented.

                  This request to pay dividends from the surplus account is not sought to mask the problems of a "troubled" company. It stems from the combined effects on CenterPoint of the distribution of Reliant Resources and the completion of an orderly regulatory process undertaken to comply with Texas' restructuring of the electric utility industry. Since its restructuring in the fall of 2003, CenterPoint has reported sound earnings from its continuing operations. It has refinanced the $4.7 billion in bank debt it had when it separated from Reliant Resources. CenterPoint has re-shaped its debt through over $3.9 billion in capital markets transactions undertaken during 2003 in order to reduce reliance on bank debt, extend maturity dates and, in certain instances, to lower borrowing costs. Nor does the current level of dividend payments by CenterPoint reflect any wasting of capital necessary for the viability of the business. An analysis of CenterPoint's capital account through 2007, which has been submitted confidentially to the Commission, shows ongoing growth in CenterPoint's retained earnings throughout the period, if the potential impact from regulatory proceedings and the sale of Texas Genco are excluded.(10)

----------

    (9) Accounting principles may require CenterPoint to reflect any disallowance even prior to formal action by the Texas Utility Commission on a proposed settlement. This was illustrated in March 2004 in a fuel reconciliation proceeding, which is a part of the stranded cost proceeding, when the Administrative Law Judge recommended that certain fuel costs be disallowed. Under current accounting rules, CenterPoint established a reserve for this amount in its 2003 financial statements prior to the final Texas Utility Commission determination in the proceeding. This scenario could be repeated at any time as the other elements of the stranded cost proceeding are completed.

    (10) Filed with this Application as Exhibit FS-19 is a confidential analysis detailing the projected balances in the various components of CenterPoint's equity accounts during the period from September 2002 through 2007. These projections, which are consistent with confidential projections previously provided, have been based on expectations as to the timing and possible financial impact from the outcome of the Genco monetization and the stranded cost true up proceedings. Obviously, the actual results will differ, since a number of inputs to this analysis,

Rather, CenterPoint's long-term capital structure will be enhanced by the proceeds expected from those events. Although there can be no assurances, on the basis of current projections and assumptions, CenterPoint continues to expect to achieve a minimum of 30% consolidated equity capitalization net of securitization debt by the end of 2006.

                  The requested authority to pay dividends from its capital surplus account, even if CenterPoint's current earnings are impacted by events as discussed above, is intended to help to ensure the long-term stability of the holding company and its utility businesses. In these circumstances, if CenterPoint were unable to pay its current dividend, or if its payment were delayed by the need to obtain Commission approval before such payment, the investment community might interpret that situation to be an evidence of instability, perhaps ultimately leading to higher costs of capital for CenterPoint and its rate payers. CenterPoint's dividend yield and payout are broadly in line with other utilities that pay dividends. Any reduction, elimination or delay of a dividend could have a negative impact on the share price of CenterPoint's common stock and thus adversely affect CenterPoint's current shareholders. Investors look to companies such as CenterPoint for steady, predictable dividends. These investors are not looking for volatility and so, any suggestion that CenterPoint might be required to pass a dividend would be viewed with concern by investors and rating agencies. As the Commission is aware, CenterPoint has devoted significant time and resources over the past eighteen months to stabilize the financial condition of the system and to emerge from the difficulties associated with its former unregulated operations. Now, as CenterPoint is moving into the final stages of the Texas regulatory process, it is critical that the company preserve the investor confidence it has worked so hard to develop.

                  The Commission has previously considered the circumstances that give rise to the instant request. In its 2002 order approving the separation of CenterPoint's regulated and unregulated businesses, the Commission acknowledged that the accounting consequences of the Distribution could result in the need for CenterPoint to pay dividends out of capital or unearned surplus:

         As a result of the accounting treatment for the Electric Restructuring, New REI and the Subsidiaries request authority to declare and pay dividends out of capital or unearned surplus. Depending on the market value of Reliant Resources at the time of the Distribution, New REI may initially have zero or negative retained earnings. In such event, New REI requests authority to pay dividends up to $200 million through the Authorization Period. Again, solely as a result of the accounting treatment for the Electric Restructuring, Texas Genco LP, the T&D Utility and GasCo may require authority to pay dividends through the Authorization Period in amounts not to exceed $100 million, $200 million and $100 million, respectively, provided that no Utility

----------

such as the market value of Texas Genco and the amount of any disallowance resulting from the true up proceeding, cannot be known at this time.

         Subsidiary would declare or pay a dividend if the effect would be to reduce the Common Equity Percentage of such company below 30%. The Commission has granted similar authority in recognition of the effect of the purchase method of accounting in connection with mergers and acquisitions. See, e.g., National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000).

Reliant Energy, Inc, Holding Co. Act Release No. 27548 (July 5, 2002) (emphasis added). The National Grid decision was the first in a series of decisions in which the Commission granted relief in respect of a Section 12(c) issue that arose solely as a result of a GAAP-required accounting treatment which did not affect the cash flow of the subject company. See, e.g., E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); Exelon Corporation, Holding Co. Act Release No. 27549 (Oct. 20, 2002); KeySpan Corporation, Holding Co. Act Release No. 27272 (Nov. 8, 2000). Accounting cases, such as the instant matter, can be readily distinguished from the "distress" cases such as Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991), in which the Commission authorized Eastern Utilities Associate ("EUA") to pay dividends out of capital and/or unearned surplus. The Commission noted, among other things, that EUA had incurred losses from a failed investment in the Seabrook Nuclear Power Generation Project. The Commission in that instance determined that EUA had a "long and generally favorable history of prior earnings", "its current earnings will be sufficient to support its 1991 forecasted dividend", EUA's "current cash position is adequate", and "its projected cash position after paying the proposed 1991 dividends should and continue to be adequate to meet the demands of the operating utility companies".

                  Further, as noted above, the Commission has previously granted authorization to pay dividends out of capital or unearned surplus in analogous circumstances. See Conectiv, supra, in which the Commission granted dividend authority in "exceptional circumstances, specifically, a one-time writedown of assets mandated by state commission orders restructuring the generation sector of the electric utility industry to introduce competition to the retail supply of electricity."

                  CenterPoint believes that the payment of dividends, consistent with its current dividend policy, is appropriate and in the best interests of CenterPoint and its security holders. Therefore, CenterPoint requests the Commission to release jurisdiction over payment of dividends out of its capital surplus account to the extent necessary to permit continuation of the dividend payments at current levels if, solely as a result of the impacts of events that are expected to occur in 2004 as a result of its restructuring plan approved by the Texas Utility Commission, current earnings would not then be available for that dividend payment. Such dividend payments would not exceed the current dividend level of $0.10 per share of common stock, or approximately $31 million in any one quarter.

                  CenterPoint respectfully submits that the request in this Application for the payment of dividends out of capital meets the standards of the Act.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

                  The fees, commissions and expenses paid or incurred or to be incurred in connection with this Amendment are estimated to be $20,000, plus the fees paid in connection with the proposed refunding transactions.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

A. APPLICABLE PROVISIONS

                  Section 12(c) of the Act and Rule 46 thereunder are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

B. RULE 54 ANALYSIS.

                  The proposed transactions are subject to Rule 54 under the Act, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any Subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied. CenterPoint has qualified Texas Genco, LP as an EWG but does not intend to seek any long-term financing authority in connection therewith.

                  As a result of the Restructuring authorized in the order dated July 5, 2002 (HCAR No. 27548 (the "July Order")) (as such term is defined in the July Order), CenterPoint had negative retained earnings as of December 31, 2002, and so is not in compliance with Rule 53(a)(1). CenterPoint complies with, and will continue to comply with, the record-keeping requirements of Rule 53(a)(2) under the Act, the limitation under Rule 53(a)(3) under the Act on the use of domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) under the Act concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) under the Act has occurred or is continuing. Rule 53(c) under the Act is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

ITEM 4. REGULATORY APPROVAL.

                  No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Amendment.

ITEM 5. PROCEDURE.

                  The Applicants request that the Commission's order be issued as soon as possible, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

A. EXHIBITS.

G-31 Memorandum (previously filed in connection herewith with a request for confidential treatment).

B. Financial STATEMENTS.

FS-2 Consolidated Balance Sheets of CenterPoint as of December 31, 2003 and Statements of Consolidated Income and Statements of Consolidated Cash Flows for the nine months ended December 31, 2003 (incorporated by reference to CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-31447)).

FS-13 CenterPoint consolidated financials (forecasts through 2007) (previously filed in connection herewith with a request for confidential treatment).

FS-18 CenterPoint equity percentages (forecasts through 2007) (previously filed in connection herewith with a request for confidential treatment).

FS-19 CenterPoint analysis of equity component balances through 2007 (filed in connection herewith with a request for confidential treatment).

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

                  The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date: May 28, 2004

CENTERPOINT ENERGY, INC.
and its Subsidiaries

By:  /s/ Rufus S. Scott
     ---------------------------
     Rufus S. Scott
     Vice President, Deputy General Counsel and Assistant Corporate Secretary CenterPoint Energy, Inc.